U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the Fiscal semiannual period ended June 30, 2026

Olympic Group Incorporated

(Exact name of issuer as specified in its charter)

Florida	41-3107335
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

3762 Roscommon Dr., Suite 137

Ormond Beach, FL 32174

(Address, including zip code of principal executive office)

386-329-2055

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the six months ended June 30, 2026 and 2025. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Company Overview: Olympic Group, Incorporated was incorporated under the laws of the State of Florida on December 4, 2025. The Company is a private lending and consulting company that works with small- and medium-sized businesses to provide growth and other forms of capital, including venture debt, as well as bridge and other early-stage growth capital and advisory services related to business growth and operations. During the period from inception (December 4, 2025) to December 31, 2025, the Company issued 2,000,000 shares of common stock to its founder for $10,000 in cash, incurred $125 of incorporation expenses, and reported a net loss of $125. The Company has not yet commenced revenue-generating operations.

Results of Operations for the six months ended June 30, 2026 (unaudited)

Gross Revenue: We generated $0 in gross revenue for the six months ended June 30, 2026, as we had not yet commenced revenue-generating operations. No comparative discussion is presented for the six months ended June 30, 2025, as the Company was incorporated on December 4, 2025 and had no operations during that period.

Operating Expenses: Operating expenses are comprised of general and administrative expenses of $11,300 for the six months ended June 30, 2026. General and administrative expenses consisted of $10,000 of professional fees, $1,250 of corporate filing fees, and $50 of bank charges, net.

Other Income/(Expenses): Other expense was $274 for the six months ended June 30, 2026, consisting entirely of interest expense accrued on the $100,000 related-party note payable entered into in June 2026, as described below.

Net Income/Net Loss: We incurred a net loss of $11,574 for the six months ended June 30, 2026, reflecting our $11,300 of general and administrative expenses and $274 of interest expense as we commenced operations during the period.

The table below sets forth line items from the Company’s unaudited Statement of Operations for the period ending June 30, 2026 and June 30, 2025.

	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenue	$-	$-
Gross profit	-	-
General and administrative expenses	11,300	-
Total operating expenses	11,300	-
Net operating loss	(11,300)	-

Interest expense	(274)	-
Total other expense	(274)	-
Net loss	$(11,574)	-

Basic and diluted loss per common share	$(0.01)	-
Weighted average shares outstanding — basic and diluted	1,989,148	-

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) issued by the Financial Accounting Standards Board (“FASB”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this Offering Document, we believe that the accounting policies discussed therein are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Liquidity and Capital Resources

As of June 30, 2026, we had cash of $127,450 and working capital of $25,301, compared to cash of $10,000 and working capital of $9,875 as of December 31, 2025. For the six months ended June 30, 2026, net cash used in operating activities was $11,300, primarily reflecting our net loss of $11,574 for the period, partially offset by a $274 increase in accounts payable and accrued expenses. Net cash used in investing activities was $0. Net cash provided by financing activities was $128,750, consisting of $100,000 from a related-party note payable, $25,000 of stock subscription received in advance, $2,000 from the issuance of common stock, and $1,750 of advances from related parties. Subsequent to June 30, 2026, the $25,000 stock subscription received in advance was rescinded and the amount was refunded to the shareholders in full.

In June 2026, we entered into a financing arrangement with Blue Ridge Capital, LLC, a related party by virtue of common ownership, in the principal amount of $100,000, bearing interest at 5.0% per annum and maturing one year from the date the funds were received. As of June 30, 2026, accrued interest payable on this note totaled $274. In addition, as of June 30, 2026, we owed $1,875 to a related party for operational expenses paid on our behalf; this balance is non-interest bearing, unsecured, and due on demand.

We believe our cash balance is not sufficient to fund our operations for any period of time. Our primary sources of liquidity to date have been proceeds from the issuance of common stock, related-party debt financing, and capital contributions from our shareholders. We do not have any committed external sources of capital and have been utilizing and may utilize funds from our related parties, who have informally agreed to advance funds to pay for the offering costs, filing fees, and professional fees. We anticipate additional internal financing in the near future or later. This type of financing is expected to be based on similar material terms to the previous loan, in the form of promissory notes and bearing interest at 5% per annum.

Long-term financing beyond the maximum aggregate amount of this offering may be required to expand our business. The exact amount of funding will depend on the scale of our development and expansion. We currently have not planned our expansion, and we have not decided yet on the scale of our development and expansion and on the exact amount of funding needed for our long-term financing.

Our independent registered public accountant has issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months unless we obtain additional capital to cover our expenses. This is because we have not generated revenues and no revenue is anticipated until we complete our initial business development. There is no assurance we will ever reach that stage.

Cash Flows

Cash Flows used in Operating Activities

For the six months ending June 30, 2026, net cash used in operating activities was $11,300, primarily reflecting our net loss of $11,574 for the period, partially offset by a $274 increase in accounts payable and accrued expenses. No comparative discussion is presented for the six months ended June 30, 2025, as the Company was incorporated on December 4, 2025 and had no operations during that period.

Cash Flows from Investing Activities

For the six months ending June 30, 2026, net cash used in investing activities was $0.

Cash Flows from Financing Activities

For the six months ending June 30, 2026, net cash provided by financing activities was $128,750, consisting of $100,000 from a related-party note payable, $25,000 of stock subscription received in advance, $2,000 from the issuance of common stock, and $1,750 of advances from related parties.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 2. Other Information

None.

Item 3. Financial Statements

OLYMPIC GROUP INCORPORATED

BALANCE SHEET

	June 30, 2026 (unaudited)	December 31, 2025
ASSETS

Current Assets
Cash and equivalents	$127,450	$10,000
Total Current Assets	127,450	10,000

Total Assets	$127,450	$10,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$274	$-
Note payable - related party	100,000	-
Related party payables	1,875	125
Total Current Liabilities	102,149	125

Total Liabilities	102,149	125

Commitments and Contingencies (Note 8)

Stockholders' Equity
Common stock (Authorized) 100,000,000 at No par value, 2,004,000 and 2,000,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively.	12,000	10,000
Stock subscription received in advance	25,000	-
Accumulated deficit	$(11,699)	$(125)
Total Stockholders' Equity	25,301	9,875

Total Liabilities and Stockholders' Equity	$127,450	$10,000

The accompanying notes are an integral part of the financial statements.

OLYMPIC GROUP INCORPORATED

STATEMENT OF OPERATIONS

(UNAUDITED)

	For the period ended June 30, 2026	For the period ended June 30, 2025

Revenue	$-	$-
Gross Profit	-	-

Operating Expenses
General and administrative expenses	11,300	-
Total operating expenses	(11,300)	-

Net operating loss	(11,300)	-

Other Income/(Expenses)
Interest expense	(274)	-
Total other income	(274)	-
Net loss before taxes	(11,574)	-

Provision for taxes
Net loss	$(11,574)	$-

Basic and diluted earnings per common shares	$(0.01)	$-
Weighted average shares outstanding basic and diluted	1,989,148	-

The accompanying notes are an integral part of the financial statements.

OLYMPIC GROUP INCORPORATED

STATEMENT OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Common Stock		Stock subscription received in	Accumulated
	Shares	Amount ($)	advance	Deficit	Total
Balance January 01, 2026	2,000,000	$10,000	$-	$(125)	$9,875
Issuance of Common stock	4,000	2,000	-	-	$2,000
Stock subscription received in advance	-	-	25,000	-	$25,000
Net loss	-	-	-	(11,574)	$(11,574)
Balance June 30, 2026	2,004,000	$12,000	$25,000	$(11,699)	$25,301

Balance December 04, 2025(Inception)	-	$-	$-	$-	$-
Issuance of Common stock	2,000,000	10,000	-	-	10,000
Net loss	-	-	-	(125)	(125)
Balance December 31, 2025	2,000,000	$10,000	$-	$(125)	$9,875

The accompanying notes are an integral part of the financial statements.

OLYMPIC GROUP INCORPORATED

STATEMENT OF CASH FLOWS

	Six Months Ended
	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)
OPERATING ACTIVITIES

Net Loss	$(11,574)	$-
Adjustment to reconcile net loss to net cash used in operating activities:	-	-
Cash flows from operating activities
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	274	-
Net cash used in operating activities	(11,300)	-

Cash flows from investing activities
Net cash used in investing activities	-	-

Cash flows from financing activities
Stock issuance	2,000	-
Stock subscription received in advance	25,000	-
Related party payables	1,750	-
Note payable - related party	100,000	-
Net cash provided by financing activities	128,750	-

Net change in cash	117,450	-
Cash at beginning of period	10,000	-
Cash at end of period	$127,450	$-

Supplemental cash flows disclosures:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of the financial statements.

OLYMPIC GROUP INCORPORATED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

NOTE 1 – ORGANIZATION AND BUSINESS

Olympic Group, Incorporated (the “Company”) is a corporation organized under the laws of the State of Florida on December 4, 2025.

Olympic Group, Incorporated is a private lending and consulting company that works with small- and medium-sized businesses to provide growth and other forms of capital, including venture debt. The Company typically works with businesses seeking to grow, raise capital, or position themselves for a potential sale or public offering. In addition, the Company provides bridge and other early-stage growth capital, along with advisory services related to business growth and operations.

The Company has adopted a December 31 fiscal year-end.

NOTE 2 – GOING CONCERN

The Company’s financial statements as of June 30, 2026 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain additional financing to meet its obligations as they become due. At present, the Company has not yet achieved profitable operations, and there can be no assurance that sufficient revenues or financing will be generated to sustain operations. As a result, these conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, the Company will require additional capital resources. Management’s plans include obtaining financial support from management and significant shareholders to meet minimal operating expenses, as well as seeking third-party equity and/or debt financing. However, there can be no assurance that management will be successful in executing these plans.

These financial statements do not include any adjustments related to the recoverability or classification of assets or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. GAAP and are presented in U.S. dollars.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Due to the limited level of operations, the Company has not had to make material assumptions or estimates other than the assumption that the Company is a going concern.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash and cash equivalents.

Income Taxes

Income taxes are accounted for in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for net operating loss carry forwards. Deferred tax expense (benefit) represents the net change in deferred tax assets and liabilities during the period.

Deferred tax assets are reduced by a valuation allowance when, in the judgment of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and tax rates in the period in which such changes are enacted.

The Company is subject to income tax filing requirements in the federal jurisdiction of the United States and the State of Florida. The Company did not generate taxable income for the period ended June 30, 2026.

Fair Value of Financial Instruments

ASC 825, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments. ASC 820, Fair Value Measurements defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2026. A three-tier fair value hierarchy which prioritizes the inputs used in the valuation methodologies is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

As of December 31, 2025, the carrying amount of the Company’s only financial instrument – related party payables, approximate its fair value due to the short-term nature of the instrument.

As of June 30, 2026, the carrying amount of the Company’s financial instrument – accounts payable and accrued expenses, related party payables and note payable to related party approximate its fair value due to the short-term nature of the instrument.

As of June 30, 2026 and December 31, 2025, the Company does not have any asset or liability required to be measured at fair value in accordance with FASB ASC Topic 820, Fair Value Measurement.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Commitments and Contingencies

The Company follows ASC 440 & ASC 450, subtopic 450-20 of the Financial Accounting Standards Board (“FASB”) ASC to report accounting for contingencies and commitments respectively. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.

The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Earnings per Share

ASC 260, Earnings Per Share, specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. The Company has adopted the provisions of ASC 260.

Basic net loss per share amount is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

Segment Information

The Company operates as a single operating segment and a single reportable segment. Operating segments are defined as components of an enterprise that engage in business activities from which they may earn revenues and incur expenses, and for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) to allocate resources and assess performance.

The Company’s CODM is the Chief Executive Officer (“CEO”), who allocates resources and assesses performance based on financial information. Due to the integrated nature of the Company’s products and services and their focus on a common customer base, the Company manages its business as a single operating and reportable segment.

New Accounting Pronouncements

There were various accounting standards and interpretations issued recently, none of which are expected to have a material impact on the Company’s financial position, operations or cash flows.

NOTE 4 - NOTE PAYABLE – RELATED PARTY

During June 2026, the Company entered into financing arrangements with Blue Ridge Capital, LLC in the principal amount of $100,000, bearing interest at 5.0% per annum and maturing one year from the date the funds were received. The lender is related party by virtue of common ownership.

As of June 30, 2026 and December 31, 2025, related party note payable with aggregate principal balance of $100,000 and $0 respectively remained outstanding. Accrued interest payable on this note totaled $274 and $0 as of June 30, 2026 and December 31, 2025, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the period from December 4, 2025 (inception) through June 30, 2026, operational expenses totaling $1,875 were either paid directly by a related party on behalf of the Company or advanced to the Company. As of June 30, 2026, this balance of $1,875 is non-interest bearing, unsecure and due on demand. The related party is affiliated by virtue of common ownership.

During the period from December 4, 2025 (inception) to December 31, 2025, the Company issued 2,000,000 shares of common stock with no par value for total consideration of $10,000 in cash to Blue Ridge Capital, LLC (a related Company by virtue of Common ownership).

During the period ended June 30, 2026, the Company received $25,000 from a related entity, by virtue of common ownership, as subscription money toward the issuance of shares. Subsequent to the reporting period, the proposed share issuance was cancelled, and the subscription amount was refunded in full.

Above transactions are not necessarily what third parties would agree to.

NOTE 6 - STOCKHOLDERS' EQUITY

The Company is authorized to issue 100,000,000 shares of common stock with no par value.

During the period from December 4, 2025 (inception) to December 31, 2025, the Company issued 2,000,000 shares of common stock with no par value for total consideration of $10,000 in cash to Blue Ridge Capital, LLC (a related Company by virtue of Common ownership).

During the month of June 2026, the Company issued 4,000 shares of common stock with a par value of nil against cash consideration of $2,000.

As of June 30, 2026 and December 31, 2025, 2,004,000 and 2,000,000 shares of common stock were issued and outstanding respectively.

NOTE 7 – INCOME TAXES

The Company has established deferred tax assets and liabilities for the recognition of future deductions or taxable amounts and operating loss carry-forwards. Deferred tax expense or benefit is recognized as a result of the change in the deferred tax asset or liability during the period using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company evaluates the realizability of its deferred tax assets on a jurisdiction-by-jurisdiction basis at each reporting date. A valuation allowance is established when it is more likely than not (a likelihood of more than 50%) that some portion, or all, of a deferred tax asset will not be realized. In making this assessment, management considers the Company's cumulative losses since inception (December 4, 2025), the absence of a history of generating taxable income, the lack of any carryback potential, and the uncertainty surrounding the timing and amount of future taxable income. Because the Company has not yet established a history of profitability and there is currently no other objectively verifiable evidence that its deferred tax assets will be realized, management has concluded that it is not more likely than not that the deferred tax assets will be realized and has therefore recorded a full valuation allowance against its net deferred tax assets as of June 30, 2026 and December 31, 2025.

The components of the Company's net deferred tax asset are primarily attributable to its federal net operating loss carry forward. Net operating losses generated in tax years beginning after December 31, 2017, do not expire but are limited to offsetting 80% of taxable income in future years. As of June 30, 2026, the Company had a federal net operating loss carry forward of approximately $11,699 (December 31, 2025: $125), resulting from its net loss before income taxes accumulated over the period. The components of the deferred tax asset and the related valuation allowance as of June 30, 2026 and December 31, 205 are as follows:

	June 30, 2026	December 31, 2025
Deferred tax assets:
Federal net operating loss carry forward	$2,457	$26
Total deferred tax assets	2,457	26
Less: valuation allowance	(2,457)	(26)
Net deferred tax asset	$-	$-

During the period ended June 30, 2026, the valuation allowance increased by $2,431, from $26 as of December 31, 2025, corresponding to the increase in the federal net operating loss carry forward generated during the period.

A reconciliation of the income tax benefit computed at the U.S. federal statutory rate to the Company's recorded income tax provision for the period ended June 30, 2026 and for the year ended December 31, 2025 is as follows:

	June 30, 2026	December 31, 2025
Net loss before income taxes	$(11,574)	$(125)
U.S. federal statutory tax rate	21%	21%
Income tax benefit at statutory rate	(2,431)	(26)
Increase in valuation allowance	2,431	26
Income tax provision	$-	$-
Effective tax rate	0%	0%

The Company has no unrecognized tax benefits and no accrued interest or penalties related to uncertain tax positions as of June 30, 2026 and December 31, 2025. The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by taxing authorities for all tax years since inception, as no returns have yet been filed or examined.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. As of June 30, 2026, the Company was not involved in any lawsuits or legal proceedings.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to the period-end, the amount of $25,000 received from the Company's shareholders against subscription of shares was rescinded and the amount was refunded to the shareholders.

The Company evaluated all events or transactions that occurred through September 22, 2026. The Company determined that it does not have any subsequent event except those that have been disclosed above, requiring recording or disclosure in these financial statements.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation of Olympic Group Incorporated (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A (File No. 024-12755) filed on May 08, 2026)
2.2	Bylaws of Olympic Group Incorporated (Incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A (File No. 024-12755) filed on May 08, 2026)
4.1	Form of Subscription Agreement of Olympic Group Incorporated (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A (File No. 024-12755) filed on May 08, 2026)
6.1*	Unsecured Promissory Note in the principal sum of $100,000, of Olympic Group as Maker and dated June 10, 2026

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe the information contained within this Form 1-SA is true and correct to the best of its knowledge and belief and has duly signed this Form 1-SA in Ormond Beach, FL on September 28, 2026.

Olympic Group Incorporated

	By:	/s/ Jim Byrd
Date: September 28, 2026		Jim Byrd
CEO, Chairman, Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Jim Byrd
Jim Byrd
CEO, Principal Executive Officer, Principal Financial Officer, Director
Dated: September 28, 2026